UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A

AMENDMENT NO. 1
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Capstone Therapeutics Corp.
(f/k/a OrthoLogic Corp.)
(Exact name of registrant as specified in its charter)

Delaware	86-0585310
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1275 West Washington Street, Suite 101, Tempe, Arizona	85281
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Rights to Purchase 1/100 of a	NASDAQ Capital Market
Share of Series A Preferred Stock

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file numbers to which this form relates:  001-33560

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Capstone Therapeutics Corp., formerly known as OrthoLogic Corp. (the “Company”), hereby amends its registration statement on Form 8-A filed with the Securities and Exchange Commission (the “SEC”) to reflect certain amendments to our Rights Agreement effective as of May 21, 2010.

Item 1.  Description of Registrant's Securities to be Registered

On June 19, 2007, our Board of Directors (the “Board”) declared a dividend distribution of one preferred stock purchase right (each such right, a “Right” and, collectively, the “Rights”) for each outstanding share of Common Stock, par value $.0005 per share (a “Common Share”), of the Company to shareholders of record at the close of business on July 2, 2007 (the “Record Date”).  Except as set forth below, each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock, par value $.0005 per share (“Series A Shares”), at a price of $6.00 (the “Purchase Price”), subject to adjustment.  The Purchase Price must be paid in cash.  The description and terms of the Rights are set forth in an agreement (the “Rights Agreement”) and a first amendment to the Rights Agreement (the “First Amendment to Rights Agreement”) between the Company and The Bank of New York, as rights agent.

Initially, no separate Right Certificates will be distributed.  Until the earlier to occur of (a) ten days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares or (b) ten business days following the commencement of a tender offer or exchange offer if, upon consummation thereof, such person or group would be the beneficial owner of 20% or more of such outstanding Common Shares (the earlier of such dates being called the “Separation Date”), the Rights will be evidenced, with respect to any Common Shares outstanding as of the Record Date, by the certificates representing such Common Shares.  The Rights Agreement provides that, until the Separation Date, the Rights will be transferred with, and only with, the Common Shares.  From as soon as practicable after the Record Date and until the Separation Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference.  Until the Separation Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Shares represented by such certificates.  As soon as practicable following the Separation Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Separation Date and, thereafter, such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Separation Date and will expire on June 19, 2011, unless earlier redeemed by the Company as described below.

In the event that a person (other than the Company and its affiliates) becomes the beneficial owner of 20% or more of the then outstanding Common Shares, the Rights Agreement provides that proper provision shall be made so that each holder of a Right will thereafter be entitled to receive, upon exercise, Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right.

In the event that, at any time following the first date of public announcement by the Company or an Acquiring Person indicating that an Acquiring Person has become such (the “Shares Acquisition Date”), (a) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (b) the Company engages in a merger or other business combination transaction or share exchange with another person in which the Company is the surviving corporation, but in which its Common Shares are changed or exchanged or (c) 50% or more of the Company’s assets or earning power is sold or transferred, the Rights Agreement provides that proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, common shares of the acquiring company having a value equal to two times the exercise price of the Right.

The Board may, at its option, at any time after the right of the Board to redeem the Rights has expired or terminated (with certain exceptions), exchange all or part of the then outstanding and exercisable Rights (other than those held by the Acquiring Person and Affiliates and Associates of the Acquiring Person) for Common Shares at a ratio of one Common Share per Right, as adjusted; provided, however, that such Right cannot be exercised once a Person, together with such Person’s Affiliates and Associates, becomes the owner of 50% or more of the outstanding Common Shares.  If the Board authorizes such an exchange, the Rights will immediately cease to be exercisable.

Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in the fourth and fifth paragraphs of this Item 1, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person shall immediately become null and void.

The Purchase Price payable, and the number of Series A Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (a) in the event of a dividend of Series A Shares on, or a subdivision, combination or reclassification of, the Series A Shares, (b) upon the grant to holders of the Series A Shares of certain rights or warrants to subscribe for Series A Shares or securities convertible into Series A Shares at less than the current market price of the Series A Shares or (c) upon the distribution to holders of the Series A Shares of debt securities or assets (excluding regular quarterly cash dividends and dividends payable in Series A Shares) or of subscription rights or warrants (other than those referred to above).

At any time before a person becomes an Acquiring Person, the Board may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, subject to adjustment (the “Redemption Price”).  Immediately upon the action of the Board ordering redemption of the Rights, the Rights will no longer be exercisable, except upon the occurrence of certain events that have the effect of deferring the effective time of the redemption.  In general, thereafter the only right of the holders of Rights will be to receive the Redemption Price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.  While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares (or other consideration) of the Company or for common shares of the Acquiring Person as set forth above.

Prior to the Separation Date, any of the provisions of the Rights Agreement may be amended by the Board other than the Redemption Price.  Thereafter, certain other provisions of the Rights Agreement may be amended by action of the Board if such amendment does not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person).

Each Common Share outstanding immediately prior to the initial distribution of the Rights on July 2, 2007 received one Right.  Since such time, the Company has and, as long as the Rights are attached to the Common Shares, the Company will continue to issue one Right with each new Common Share, so that all such shares will have attached Rights. One million (1,000,000) shares of preferred stock of the Company have been designated Series A Shares.

The Rights have certain anti-takeover effects. The Rights will cause dilution to a person or group that attempts to acquire the Company (without conditioning the offer on any substantial number of Rights being simultaneously acquired) in a transaction which the Board of Directors does not approve as in the best interest of the Company and its shareholders.

The form of Rights Agreement specifying the terms of the Rights, along with Exhibit A thereto (the Amended and Restated Certificate of Designation in respect of Series A Preferred Stock), Exhibit B thereto (a form of Right Certificate and related documents) and Exhibit C thereto (the Summary of Rights to Purchase Series A Preferred Stock), are incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on June 25, 2007. The First Amendment to Rights Agreement, extending the expiration date of the Rights Agreement from June 19, 2010, to June 19, 2011, and reflecting the change of the Company’s name from OrthoLogic Corp. to Capstone Therapeutics Corp., is incorporated bv reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on May 25, 2010.  The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the First Amendment to Rights Agreement.

Item 2.  Exhibits

See the exhibit index immediately following the signature page, which is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CAPSTONE THERAPEUTICS CORP.

Date: May 25, 2010

By: /s/ John M. Holliman, III
John M. Holliman
Executive Chairman

Capstone Therapeutics Corp.
Exhibit Index to Form 8-A/A

Exhibit No.	Description	Incorporated by Reference To:	Filed Herewith

3.1	Restated Certificate of Incorporation, executed April 15, 2005	Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed with the SEC on May 10, 2005

3.2	Amended and Restated Certificate of Designation of Series A Preferred Stock, executed June 19, 2007	Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 25, 2007 (“June 2007 8-K”)

3.3	Certificate of Amendment of Restated Certificate of Incorporation	Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the SEC on May 25, 2010

3.4	Bylaws of the Company	Exhibit 3.4 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (No. 33-47569) filed with the SEC on January 25, 1993

4.1	Rights Agreement dated as of June 19, 2007, between the Company and The Bank of New York, and Exhibits A, B and C thereto	Exhibit 4.1 to the June 2007 8-K

4.2	First Amendment to Rights Agreement, dated as of May 21, 2010, between Capstone Therapeutics Corp. and The Bank of New York	Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on May 25, 2010

4.3	Class A Warrant Agreement dated February 24, 2006, between OrthoLogic Corp. and PharmaBio Development Inc. (d/b/a NovaQuest)	Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on March 3, 2006

Exhibit No.	Description	Incorporated by Reference To:	Filed Herewith

4.4
Amended and Restated Class B Warrant Agreement dated February 24, 2006, and amended and restated as of June 30, 2006, between OrthoLogic Corp. and PharmaBio Development Inc. (d/b/a NovaQuest) (asterisks located within exhibit denote information that has been redacted pursuant to a request for confidential treatment filed with the SEC)
X

4.5	Amended and Restated Class C Warrant Agreement dated February 24, 2006, and amended and restated as of June 30, 2006, between OrthoLogic Corp. and PharmaBio Development Inc. (d/b/a NovaQuest)	Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed with the SEC on May 7, 2007

4.6	Amended and Restated Class D Warrant Agreement dated February 24, 2006, and amended and restated as of June 30, 2006, between OrthoLogic Corp. and PharmaBio Development Inc. (d/b/a NovaQuest)	Exhibit 4.6 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 5, 2008

4.7	Class A Warrant Agreement dated June 30, 2006, between OrthoLogic Corp. and PharmaBio Development Inc. (d/b/a NovaQuest)	Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on July 6, 2006

4.8	Registration Rights Agreement by and between OrthoLogic Corp. and PharmaBio Development, Inc., dated February 24, 2006		X

4.9	Amendment No.1 to Registration Rights Agreement dated June 30, 2006, between PharmaBio Development Inc. (d/b/a NovaQuest) and the Company		X